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                                                                    EXHIBIT 7(L)


FOR IMMEDIATE RELEASE
January 5, 1998

                      MAGNESS ESTATE SETTLEMENT ANNOUNCED

ENGLEWOOD, CO-      Tele-Communications, Inc. ("TCI"), Dr. John C. Malone, Kim
Magness, Gary Magness, Sharon Magness, Donne Fisher and Daniel Ritchie have agreed to resolve all of their differences concerning the administration of the Estate of late TCI founder Bob Magness and the June 16, 1997 sale of $529 million of TCI stock to TCI by the Estate's Personal Representatives, Donne Fisher and Daniel Ritchie.

The multi-faceted agreement, which is to be filed in the Probate Court administering the Magness Estate, includes the voiding of the sale of approximately 16 million shares of TCI stock previously sold by the Estate of $16.52 per share. As part of the settlement, the Magness interests and Dr. Malone will enter into a shareholders' agreement which will provide that they will act as a single group and that the Magness family will be guaranteed a seat on the Board of Directors of TCI. Kim Magness currently serves on the TCI Board.

Sharon Magness' claim to one-half of her late husband's estate has also been settled. The terms of the settlement with Sharon Magness are confidential.

Donne Fisher and University of Denver Chancellor Daniel Ritchie, who have served as the Estate's Personal Representatives since November, 1996, have agreed to resign. The Estate will pay Fisher and Ritchie $1.5 million each for their services on behalf of the Estate, which Fisher and Ritchie have stated that they intend to donate in its entirety, net of taxes, to the University of Denver.

Finally, the parties to the settlement intend to contribute $4 million to the Volunteers of America for the construction of a new Administration Building to be named in honor of Bob Magness.

Kim Magness and Gary Magness expressed their support for the resolution of the disputes concerning their father's estate. "This is what Pop would have wanted. We have a significant block of the TCI stock back, we have added significant value to the Estate, and we can now continue to participate in our family's legacy. Just as importantly, TCI will not be faced with a battle for control of the company, now or in the

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future." The Magnesses also expressed their appreciation for the services of
Fisher and Ritchie as personal representatives, saying: "Notwithstanding our differences in this litigation, we have continued to believe in the honesty and good intentions of Donne Fisher and Dan Ritchie."

Malone also praised the deal, stating: "This settlement underscores the commitment to TCI that is shared by all of the parties. This settlement is fair to the Estate, to Kim and Gary Magness, to Sharon Magness and to TCI. It will enable everyone involved to look beyond these disputes, and to focus on the exciting future ahead at TCI."

Fisher and Ritchie said the new agreement negotiated by the Magness brothers was good for the Estate. "Bob Magness would be very pleased to see that those closest to him have been able to work out their differences in a way that benefits everyone and everything he cared about - his family, his company and his community." Fisher and Ritchie also stated: "We have been honored to carry out the last wishes of a man as visionary as Bob Magness, and we have the utmost confidence in the commitment, dedication, and the ability of Kim and Gary Magness to continue to fulfill their father's wishes."

Sharon Magness also was pleased. "Now that the litigation is over, I can continue to devote my time and energy to the charitable causes that Bob and I worked so hard to support during his lifetime. The Volunteers of America Capital Campaign is an excellent start toward that goal." Sharon Magness was also effusive in her praise of Donne Fisher and Dan Ritchie as personal representatives. "I feel they did a magnificent job under very difficult circumstances. They are wonderful people and, I believe, everything Bob wanted in his Personal Representatives."
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